

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Grigorios Siokas
Chief Executive Officer
Cosmos Holdings Inc.
141 West Jackson Blvd, Suite 4236
Chicago, IL 60604

>   **Re: Cosmos Holdings Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 25, 2022**
>   **File No. 333-265190**

Dear Mr. Siokas:

       This is to advise you that we have not reviewed and will not review your registration
statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you
that the company and its management are responsible for the accuracy and adequacy of their
disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Andrew Weiner at 202-551-4807 with any questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Trade & Services

cc: Ross Carmel